EP Energy Corporation

1001 Louisiana

Houston, TX 77002

October 17, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn: H. Roger Schwall

RE:          EP Energy Corporation

Registration Statement on Form 10-12B (No. 1-35277)

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

EP Energy Corporation (the “Company”) hereby requests that the Company’s Registration Statement on Form 10-12B (No. 1-35277), as amended, and all exhibits thereto (the “Registration Statement”), pursuant to the Exchange Act of 1934, as amended, be withdrawn effective immediately.  The Company is withdrawing the Registration Statement, which has not been declared effective, because the spin-off contemplated by the Registration Statement is no longer being pursued by the Company.  No securities were issued or sold under the Registration Statement.

If you or any member of the Staff have any questions regarding this request for withdrawal, please contact the undersigned at (713) 420-4204.

Sincerely,

/s/ Brent J. Smolik

Brent J. Smolik
President and Chief Executive Officer

cc:	John Sult
J. Eric Johnson
Norman von Holtzendorff